EXHIBIT 15.3

IQSTEL INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements give effect to the acquisition of Swisslink Carrier AG (“Swisslink”).

Page
Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2019	2
Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2019	3
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2018	4

IQSTEL INC.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2019

	iQSTEL Inc	SwissLink Carrier AG	Proforma Adjustments	Notes	Proforma As Adjusted

Assets
Current Assets
Cash	$71,084	$150,460	$(50,000)	4(a)	$171,544
Accounts receivable, net	1,853,614	1,277,040	-		3,130,654
Due form related parties	258,020	-	-		258,020
Prepaid and other current assets	61,554	77,358	-		138,912
Total Current assets	2,244,272	1,504,858	(50,000)		3,699,130
Deferred tax assets	-	409,083	-		409,083
Property and equipment, net	272,550	12,080	-		284,630
Goodwill	-	-	1,465,857	4(b)	1,465,857
Total Assets	$2,516,822	$1,926,021	$1,415,857		$5,858,700

Liabilities and Shareholders' Deficit
Current Liabilities
Accounts payable	$1,075,033	$1,215,433	$-		$2,290,466
Due to related parties	23,231	-	-		23,231
Loans payable	99,415	-	-		99,415
Loans payable - related parties	90,787	-	-		90,787
Convertible notes - net of discount of $607,654	151,596	-	-		151,596
Other current liabilities	355,849	214,414	-		570,263
Derivative liabilities	3,084,136	-	-		3,084,136
Total Current Liabilities	4,880,047	1,429,847	-		6,309,894
Loan	-	98,465	-		98,465
Loan - shareholder	-	2,148,190	-		2,148,190
Employee benefits	-	143,356	-		143,356
Total Liabilities	4,880,047	3,819,858	-		8,699,905
Stockholders’ Deficit
Preferred stock: 8,500,000 authorized; $0.0001 par value - no shares issued and outstanding	-	-	-		-
Common stock: 2,000,000,000 authorized; $0.001 par value 15,276,724 shares (pre-adjustment) and 15,620,236 share (post-adjustment) shares issued and outstanding	15,277	-	343	4(b)	15,620
Share capital	-	100,520	(100,520)	4(c)	-
Additional paid in capital	1,314,464	-	449,657		1,764,121
Accumulated deficit	(3,692,966)	(1,994,357)	1,994,357		(3,692,966)
Total iQSTEL Inc. Stockholder’s Deficit	(2,363,225)	(1,893,837)	2,343,837		(1,913,225)
Non-controlling interest	-	-	(927,980)	4(b)	(927,980)
Total Stockholders’ Deficit	(2,363,225)	(1,893,837)	1,415,857		(2,841,205)
Total Liabilities and Stockholders' Deficit	$2,516,822	$1,926,021	$1,415,857		$5,858,700

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

IQSTEL INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

Three Months Ended March 31, 2019

	iQSTEL Inc	SwissLink Carrier AG	Proforma Adjustments	Notes	Proforma As Adjusted

Revenue	$4,163,203	$1,368,371	$-		$5,531,574
Cost of Goods Sold	3,727,626	1,156,582	-		4,884,208
Gross Profit	435,577	211,789	-		647,366
Operating Expenses
General and Administrative Expenses	190,507	189,930	-		380,437
Total Operating Expenses	190,507	189,930	-		380,437
Operating Loss	245,070	21,859	-		266,929
Other Income (Expense)
Other income	2,600	-	-		2,600
Interest expense	(265,037)	(2,443)	-		(267,480)
Other expenses	(142)	(1,406)	-		(1,548)
Change in fair value of derivative liabilities	(1,008,069)	-	-		(1,008,069)
Total other expense	(1,270,648)	(3,849)	-		(1,274,497)
Net income (loss) before provision for income taxes	(1,025,578)	18,010	-		(1,007,568)
Income taxes	-	-	-		-
Net Income (Loss)	(1,025,578)	18,010	-		(1,007,568)
Less: Net income attributable to noncontrolling interest	-	-	8,825	4(d)	8,825
Net loss attributable to shareholders of iQSTEL Inc.	$(1,025,578)	$18,010	$8,825		$(1,016,393)

Basic and dilutive loss per common share	$(0.07)				$(0.07)
Weighted average number of common shares outstanding	15,039,588		343,512	4(b)(e)	15,620,236

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

IQSTEL INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2018

	iQSTEL Inc.	SwissLink Carrier AG	Proforma Adjustments	Notes	Proforma As Adjusted

Revenue	$13,775,361	$8,065,493	$-		$21,840,854
Cost of Goods Sold	12,582,955	7,347,995	-		19,930,950
Gross Profit	1,192,406	717,498	-		1,909,904
Operating Expenses
General and Administrative Expenses	1,220,301	1,117,785	-		2,338,086
Total Operating Expenses	1,220,301	1,117,785	-		2,338,086
Operating Loss	(27,895)	(400,287)	-		(428,182)
Other Income (Expense)
Other income	11,642	-	-		11,642
Interest expense	(460,185)	(17,865)	-		(478,050)
Other expenses	(41,498)	-	-		(41,498)
Change in fair value of derivative liabilities	(1,588,567)	-	-		(1,588,567)
Gain on settlement of debt	2,342	-	-		2,342
Total other expense	(2,076,266)	(17,865)	-		(2,094,131)
Net loss before provision for income taxes	(2,104,161)	(418,152)	-		(2,522,313)
Income taxes	-	71,085	-		71,085
Net loss	(2,104,161)	(347,067)	-		(2,451,228)
Add: Net loss attributable to noncontrolling interest	-	-	(170,063)	4(d)	(170,063)
Net loss attributable to shareholders of iQSTEL Inc.	$(2,104,161)	$(347,067)	$(170,063)		$(2,281,165)

Basic and dilutive loss per common share	$(0.15)				$(0.17)
Weighted average number of common shares outstanding	13,721,304				13,721,304

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

IQSTEL INC.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

On April 1, 2019, iQSTEL Inc. (the “Company”) entered into a Company Purchase Agreement (the “Purchase Agreement”) by and between the Company and the Ralf Kohler (the “Seller”), which agreement provides for the purchase of 51% of the equity and certain assets of SwissLink Carrier AG (“SwissLink”) (www.swisslink-carrier.com), a Swiss corporation, by the Company.

On August 7, 2019, having completed all conditions under the Purchase Agreement, the Company closed the transaction with Seller, and paid $50,000 and issued 343,512 shares of common stock at $1.31 per share to the Seller for the 51% equity interest and certain assets in SwissLink and another 510 shares to Seller for 51% of the loan in SwissLink.

The consideration for the acquisition consists of $500,000 USD, payable as follows:

•$50,000 USD shall be paid in cash upon execution of the Purchase Agreement; and

•The balance of $450,000 USD shall be paid at Closing in the form of 343,512 shares of common stock in the Company based upon an agreed upon, as adjusted, price of $1.31 per share.

Under the Purchase Agreement, the acquisition includes both the 51% equity interest in SwissLink and what are referred to as Additional Assets, which include telecommunications equipment, telecommunications platform software for international long distance voice exchange (VAMP) designed by SwissLink, intellectual rights of the VAMP, receivables, cash in banks, interconnection and service agreements, company information in file and telecommunication license rights for Switzerland.

NOTE 1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined financial statements are based on the Company’s and SwissLink’s historical consolidated financial statements as adjusted to give effect to the acquisition of SwissLink and the cash and shares issued as part of the acquisition. The unaudited pro forma combined statements of operations for the three months ended March 31, 2019 and the twelve months ended December 31, 2018 give effect to the SwissLink acquisition as if it had occurred on January 1, 2018. The unaudited proforma combined balance sheet as of March 31, 2019 gives effect to the SwissLink acquisition as if it had occurred on March 31, 2019.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are: (1) directly attributable to the Acquisition; (2) factually supportable; and (3) expected to have a continuing impact on the Company’s results of operations. The pro forma adjustments presented in the pro forma combined balance sheet and statement of operations are described in Note 4— Pro Forma Adjustments.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. These companies may have performed differently had they actually been combined for the periods presented. You should not rely on the pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined companies will experience after the acquisition.

The unaudited pro forma condensed combined financial statements are presented in United States Dollars (“USD”). The financial statements of SwissLink have been translated from Swiss Francs (“CHF”) to USD using the closing foreign exchange rate as at March 31, 2019 and December 31, 2018 at a rate of one (1) CHF to USD of $1.0052 and $1.017, respectively.

NOTE 2. ACCOUNTING PERIODS PRESENTED

Certain pro forma adjustments were made to conform SwissLink accounting policies to the Company’s accounting policies as noted below.

The unaudited pro forma condensed combined balance sheet as of March 31, 2019 is presented as if the acquisition had occurred on March 31, 2019 and combines the historical balance sheet of the Company at March 31, 2019 and the historical balance sheet of the SwissLink at March 31, 2019.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2019 and has been prepared by combining the Company’s historical consolidated statement of operations for the three months ended March 31, 2019, with the historical statement of operations of SwissLink for the three months ended March 31, 2019.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 has been prepared by combining the Company’s historical consolidated statement of operations for the year ended December 31, 2018, with the historical statement of operations of SwissLink for the year ended December 31, 2018.

NOTE 3. PRELIMINARY PURCHASE PRICE ALLOCATION

On April 7, 2019, the Company acquired SwissLink for total consideration of approximately $500,000. The unaudited pro forma condensed combined financial statements include various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of SwissLink based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analysis of fair value of the acquired assets and assumed liabilities. Accordingly, pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The following table shows the preliminary allocation of the purchase price of SwissLink to the acquired identifiable assets, assumed liabilities and pro forma goodwill:

Total purchase price	$500,000
Cash	150,460
Accounts receivable, net	1,277,040
Other current assets	77,358
Deferred tax assets	409,083
Property and equipment, net	12,080
Total identifiable assets	1,926,021
Accounts payable	(1,215,433)
Other current liabilities	(214,414)
Long term loans	(98,465)
Long term loans – related party	(2,148,190)
Employee benefits	(143,356)
Total liabilities assumed	(3,819,858)
Net assets	(1,893,837)
Non-controlling interest	927,980
Total net assets	(965,857)
Goodwill	$1,465,857

NOTE 4. PRO FORMA ADJUSTMENTS

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

a)To record a prepayment of consideration of $50,000.

b)To record 343,512 shares of the Company’s unregistered common stock issued in exchange for 51% of equity of SwissLink and recognize goodwill from this acquisition.

c)To eliminate the equity account of SwissLink incurred before the closing date of Purchase Agreement.

d)To record 49% noncontrolling interest.

e)Proforma as adjusted shares, as of March 31, 2019, are not weighted and are actual shares issued and outstanding.